UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Home Inns & Hotels Management Inc.

(Name of Issuer)

Ordinary Shares, par value $0.005 per share

(Title of Class of Securities)

G6647N108

(CUSIP Number)

Ctrip.com International, Ltd.

99 Fu Quan Road

Shanghai 200335

People’s Republic of China

Jade Wei +86 21 3406 4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6647N108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ctrip.com International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 5,358,568 ordinary shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 5,358,568 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,568 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 12 Pages

SCHEDULE 13D

CUSIP No. G6647N108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-Travel International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 5,358,568 ordinary shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 5,358,568 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,568 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 12 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.005 per share (the “Shares”), of Home Inns & Hotels Management Inc., a Cayman Islands company (the “Company”), whose principal executive offices are located at No. 124 Cao Bao Road, Xu Hui District, Shanghai 200235, People’s Republic of China.

Item 2.	Identity and Background.

(a) This Statement is being filed by (i) Ctrip.com International, Ltd., a Cayman Islands company (“Ctrip”) and (ii) C-Travel International Limited, a Cayman Islands company (“C-Travel”). Ctrip and C-Travel are hereinafter sometimes collectively referred to as the “Reporting Persons”. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A hereto.

(b) The principal business offices of the Reporting Persons are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(c) Ctrip is a leading travel service provider for hotel accommodations, airline tickets and packaged-tours in China.

The principal activity of C-Travel is investment holding. C-Travel is a wholly owned subsidiary of Ctrip.

(d) The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of each Reporting Person are set forth in Schedule A hereto and are incorporated herein by reference.

(e) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ctrip and C-Travel are corporations organized and existing under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

During the period from September 12 to December 9, 2008, C-Travel purchased an aggregate of 5,358,568 Shares in the open market for an aggregate purchase price of $34,451,280. C-Travel funded this purchase from its working capital.

Page 4 of 12 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares for investment purposes. The Reporting Persons intend to review their investment in the Company on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Company, through open market purchases, in privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act 1934, as amended (the “Exchange Act”).

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Company’s business, financial condition and prospects, other developments concerning the Company and its businesses generally, other developments and other business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons’ business and general economic outlook, changes in law and government regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the price of the securities of the Company.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 70,972,396 Shares outstanding as at September 30, 2008, as contained in the Company’s Quarterly Report on Form 6-K for the quarterly period ended September 30, 2008, furnished to the Securities and Exchange Commission on November 12, 2008.

The transactions in the Shares that may be deemed to be beneficially owned by the Reporting Persons during the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All such purchases were effected in the open market.

The Shares that any director or executive officer of the Reporting Persons may be deemed to beneficially own or in which any director or executive officer of the Reporting Persons has effected a transaction during the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. The directors and officers of Ctrip beneficially own an aggregate of 12,576,879 Shares or 17.72% of the Shares. Neither Reporting Person has any contract, arrangement, or understanding of any kind with any of such directors or officers with respect to the Shares, expressly disclaims any direct or indirect beneficial ownership in the Shares owned by such directors and officers, and further disclaims any “group” status with such directors and officers. Such directors and

Page 5 of 12 Pages

officers expressly disclaim any direct or indirect beneficial ownership in the Shares owned by the Reporting Persons, and further disclaim any “group” status with the Reporting Persons.

Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which it may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or the persons named in Schedule A hereto, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exh. No.	Document
A	Agreement between Ctrip.com International, Ltd. and C-Travel International Limited, dated December 10, 2008, to file this Statement jointly on behalf of each of them.

Page 6 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2008

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

C-TRAVEL INTERNATIONAL LIMITED

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Director

Page 7 of 12 Pages

SCHEDULE A

Directors and Executive Officers of Ctrip

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Co-founder; Chairman of the Board	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Co-founder; Chief Executive Officer; Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Chief Financial Officer	99 Fu Quan Road, Shanghai, PRC	USA

Neil Nanpeng Shen	Co-founder; Director	99 Fu Quan Road, Shanghai, PRC	HK SAR, PRC

Qi Ji	Co-founder; Director	99 Fu Quan Road, Shanghai, PRC	Singapore

Gabriel Li	Deputy Chairman of the Board	99 Fu Quan Road, Shanghai, PRC	USA

JP Gan	Director	99 Fu Quan Road, Shanghai, PRC	USA

Suyang Zhang	Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jianmin Zhu	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Tao Yang	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Maohua Sun	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

James Lan Tang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Shaw Xiaoliang Ding	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Cindy Xiaofan Wang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Page 8 of 12 Pages

Yuxiang Zhuang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Dongjie Guo	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Directors and Executive Officers of C-Travel

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Director	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Director	99 Fu Quan Road, Shanghai, PRC	USA

Page 9 of 12 Pages

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Date of Purchase	Number of Shares Purchased	Price Per Share ($)
	C-Travel International Limited

November 25, 2008	133,488	4.27

December 1, 2008	410,300	4.51

December 2, 2008	123,200	4.55

December 3, 2008	198,514	4.75

December 4, 2008	303,200	4.95

December 5, 2008	431,000	5.01

December 8, 2008	153,482	5.14

December 9, 2008	311,656	5.08

Ctrip.com International, Ltd.

None

Page 10 of 12 Pages

SCHEDULE C

Shares Beneficially Owned by Directors and Executive Officers

Name	Number of Shares
James Jianzhang Liang	3,954,750
Min Fan	2,242,142
Jane Jie Sun	526,108
Neil Nanpeng Shen	4,862,889
Qi Ji	983,490
Jianmin Zhu	4,600
James Lan Tang	2,900

Page 11 of 12 Pages

JOINT FILING AGREEMENT

This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of the ordinary shares, par value $0.005 per share, of Home Inns & Hotels Management Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: December 10, 2008

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

C-TRAVEL INTERNATIONAL LIMITED

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Director

Page 12 of 12 Pages